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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

             FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
                         THE TRUST INDENTURE ACT OF 1939

                            KRUG INTERNATIONAL CORP.
                            ------------------------
                               (Name of applicant)

            900 CIRCLE 75 PARKWAY, SUITE 1300, ATLANTA, GEORGIA 30339
            ---------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

SENIOR SUBORDINATED ZERO COUPON NOTES DUE 2007     UP TO $12,500,000 IN AGGREGATE PRINCIPAL
-------------------------------------------------------------------------------------------
               Title of Class                                       Amount

       Approximate date of proposed public offering: AUGUST 20, 1999
                                                    ----------------

                     Name and address of agent for service:

                             ROBERT M. THORNTON, JR.
                             CHIEF EXECUTIVE OFFICER
                            KRUG INTERNATIONAL CORP.
                       900 CIRCLE 75 PARKWAY, SUITE 1300,
                             ATLANTA, GEORGIA 30339

                                 WITH A COPY TO

                         SMITH, GAMBRELL, & RUSSELL, LLP
                            PROMENADE II, SUITE 1300
                           1230 PEACHTREE STREET, N.E.
                           ATLANTA, GEORGIA 30309-3592
                           ATT: HOWARD E. TURNER, ESQ.
                              CARL L. SOLLEE, ESQ.


                                     GENERAL

         1.       GENERAL INFORMATION.

                  (a)      The applicant is a corporation.
                  (b) The applicant is organized under the laws of the State of Ohio.

         2.       SECURITIES ACT EXEMPTION APPLICABLE.

                  The applicant, KRUG International Corp. ("KRUG"), claims the exemption provided by Section 3(a)(9) of the Securities Act of 1933. Pursuant to the Offering Circular, KRUG offers to purchase up to 2,500,000 shares of its Common Stock by exchanging for each share (a) $5 principal amount of Senior Subordinated Zero Coupon Notes due July 1, 2007 and (b) one quarter of one Warrant, each whole Warrant entitling the holder to purchase one share of Common Stock for $3.875, exercisable October 1, 2000 through September 30, 2002. In the alternative, holders of fewer than 100 shares are permitted to tender all of their shares in exchange for a cash payment of $2.00 per


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                  share. There have not been, and there are not going to be, any sales of Common Stock, either by the applicant or by or through an underwriter, at or about the same time as the transaction for which the exemption is claimed. Furthermore, KRUG will pay no commission or other remuneration or consideration, directly or indirectly, to any broker, dealer, salesman or other person for soliciting tenders of the Common Stock; KRUG will pay remuneration to (i) its financial, accounting and legal counsel for the provision of advisory, accountancy, and legal services, respectively, and (ii) to such individuals as is required for obtaining necessary services incidental to the transaction, such as, for example, printing and courier services.


                                  AFFILIATIONS

         3.       AFFILIATES.

                  Response to this Item 3 is incorporated by reference to Item 5 of this Form T-3.

                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. The names and complete mailing addresses of all directors and executive officers of the applicant, along with all offices held by each person named, are set forth below.


======================================================================================================
         Name                       Address                               Office
======================================================================================================

ROBERT M. THORNTON, JR.     KRUG INTERNATIONAL CORP.              DIRECTOR, CHAIRMAN OF THE BOARD,
                            900 CIRCLE 75 PARKWAY, SUITE 1300     PRESIDENT, CHIEF EXECUTIVE OFFICER
                            ATLANTA, GA 30339                     AND CHIEF FINANCIAL OFFICER

KAREN B. BRENNER            KRUG INTERNATIONAL CORP.              DIRECTOR
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339

T. WAYNE HOLT               KRUG INTERNATIONAL CORP.              DIRECTOR
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339

JAMES J. MULLIGAN, ESQ.     KRUG INTERNATIONAL CORP.              DIRECTOR AND SECRETARY
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339

MARK J. STOCKSLAGER         KRUG INTERNATIONAL CORP.              CONTROLLER
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339

HOWARD E. TURNER, ESQ.      KRUG INTERNATIONAL CORP.              DIRECTOR
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339

RONALD J. VANNUKI           KRUG INTERNATIONAL CORP.              DIRECTOR
                            900 CIRCLE 75 PARKWAY, SUITE 1300
                            ATLANTA, GA 30339



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         5.       PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant. AS OF AUGUST 13, 1999:



==================================================================================================
           Col. A                        Col. B                  Col. C                Col. D
      Name and Complete                 Title of                 Amount        Percentage of Voting
       Mailing Address                 Class Owned               Owned          Securities Owned
==================================================================================================
KAREN B. BRENNER                    COMMON STOCK, NO PAR          827,348             16.3
1300 BRISTOL STREET NORTH,
SUITE 100
NEWPORT BEACH, CA 92660

FORTUNA INVESTMENT PARTNERS         COMMON STOCK, NO PAR        1,018,223             19.4
ET AL.
(FORTUNA GROUP)
100 WILSHIRE BLVD. 15TH FL
SANTA MONICA, CA  90401
----------------------------------------------------------------------------------------------------


                                  UNDERWRITERS

         6.       UNDERWRITERS.

                  None.


                               CAPITAL SECURITIES

         7.       CAPITALIZATION.

         (a)      As of August 13, 1999

================================================================================
         Col. A.                   Col. B                        Col. C.
    Title of Class            Amount Authorized            Amount Outstanding
================================================================================
Common Stock (1)                  12,000,000                    4,977,530

Preferred Stock                    2,000,000                    None
--------------------------------------------------------------------------------

                  (1) The applicant also has outstanding 999,487 warrants to purchase Common Stock. The warrants are exercisable until January 31, 2000 at an exercise price of $8.625.

         (b) A description of the voting rights of the applicant's capital stock is set forth under the caption "Description of Capital Stock" of the Exchange Offer, which is set forth as Exhibit T3E-1 to this form.

                              INDENTURE SECURITIES

         8.       ANALYSIS OF INDENTURE PROVISIONS.

                  The information required by this Item is incorporated by reference to information under the caption "Description of the Notes" of the Offering Circular, which is set forth as Exhibit T3E-1 to this form.


         9.       OTHER OBLIGORS.

                  The applicant is the only obligor upon the indenture securities.


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



         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         (a)      Pages numbered 1 to 5 consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed supplementally as Exhibit T3-T1).

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

                  (i) Exhibit T3A: a copy of KRUG's current Amended Articles of Incorporation is incorporated by reference to the applicant's Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

                  (ii) Exhibit T3B: a copy of KRUG's Code of Regulations is incorporated by reference to the applicant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

                  (iii) Exhibit T3C: a copy of the indenture by KRUG to be qualified is filed herewith;

                  (iv)     Exhibit T3D: not applicable;

                  (v) Exhibit T3E-1: a copy of the Offering Circular to be sent or given to holders of KRUG Common Stock in connection with the tender offer commenced August 20, 1999 is filed herewith;

                           Exhibit T3E-2 a copy of the Letter of Transmittal is incorporated by reference to Exhibit 99.2 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-3 a copy of the Letter to Securities Dealers, Commercial Banks, Trust Companies and other Nominees is incorporated by reference to Exhibit 99.4 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-4 a copy of the Nominee's Letter to Clients is incorporated by reference to Exhibit 99.5 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-5 a copy of the Notice of Guaranteed Delivery is incorporated by reference to Exhibit 99.6 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-6 a copy of the Guidelines for Certification of Taxpayer Identification Number is incorporated by reference to Exhibit 99.8 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-7 a copy of the form of Senior
                           Subordinated Zero Coupon Note due 2007 is incorporated by reference to Exhibit 99.10 to the applicant's Schedule 13E-4 filed August 20, 1999;

                           Exhibit T3E-8 a copy of the form of Warrant Agreement and Warrant is incorporated by reference to Exhibit
                           99.11 to the applicant's Schedule 13E-4 filed August 20, 1999 and

                  (vi) Exhibit T3F: a cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act, in incorporated by reference to the "Cross Reference Table" of the Indenture set forth as Exhibit T3C hereof.

                                 --------------

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, KRUG International Corp., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf of the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta and State of Georgia on the 20th day of August, 1999.

                                    KRUG INTERNATIONAL CORP.




                                    By: /s/ Robert M. Thornton, Jr.
                                        -------------------------------
                                        Robert M. Thornton, Jr.
                                        Chief Executive Officer










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